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                   Astris Energi Inc. · 6-K · For 6/21/04, On 6/21/04

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: June 21, 2004

Commission File Number:  0-31481

                                  ASTRIS ENERGI INC.

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                 (Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2

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                     (Address of principal executive office)

Registrant’s telephone number, including area code:   (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports

under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                   Sequential

Exhibit                         Description                        Page Number

-------                         -----------                        -----------

  1.                    Press release, dated June 21, 2004             3

EXHIBIT 1

ASTRIS ENERGI OBTAINS JUDGEMENT TO DISSOLVE ATSI

MISSISSAUGA, ONTARIO, CANADA, June 21, 2004 --  Astris Energi Inc. (“Astris”, OTC Bulletin Board - ASRNF), the  world’s leading alkaline fuel cell (AFC) technology company, today announced that the Quebec Superior Court has ruled in Astris’ favour and supported its application to immediately wind up and liquidate Astris Transportation Systems  Inc. (“ATSI”), a corporation that was formed jointly with Care Automotive Inc.(“Care”). Astris served notice in November 2003 that its agreements with Care were effectively terminated, as Care did not meet its funding commitment for the proposed joint venture which was to manufacture and market Astris fuel cell systems for vehicular use.

“We are pleased to have this situation successfully settled,” said Jiri Nor, President and Chief Executive Officer.  “Our focus is on progressing toward pilot production of our POWERSTACK MC250 later this summer, to be followed by full-scale production. We have signed one agreement and are discussing others which would support pilot production ”

About Astris Energi Inc.

Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally.  Over the past 20 years, more than $17 million has been spent on the development of Astris’ AFC. The company is commencing pilot production of its POWERSTACK™ MC 250 technology in 2004.  Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca

Forward-Looking Statements

Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:

Anthony Durkacz

Vice President of Finance

Astris  Energi Inc.

Phone:  905-608-2000

Fax:

905-608-8222

E-mail: adurkacz@astris.ca